Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
DNB Financial Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of DNB Financial Corporation, of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of the DNB First 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years ended December 31, 2008, 2007, and 2006 and the related supplemental schedule of assets (held at end of year) as of December 31, 2008 and the related schedule of reportable transactions for the year ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the DNB First 401(k) Retirement Plan.

/s/Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

June 29, 2009